SECURI 19010392

SEC Mail Processing

MAR 18 2019

Washington, DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires: August 31, 2020	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8 - 69192

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton Grant, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 South Lake Avenue 7th Floor
(No. and Street)

Pasadena (City) CA (State) 91101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald M. Bizub (626) 793-7717
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farber Hass Hurley LLP
(Name -- *if individual, state last, first, middle name*)

9301 Oakdale Avenue, Suite # 230 (Address) Chatsworth (City) CA (State) 91311 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Donald M. Bizub, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamilton Grant, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CRAIG L. ALEXANDER
Notary Public - California
Santa Barbara County
Commission # 2249197
My Comm. Expires Jul 24, 2022

2/28/19

Notary Public

Signature

CEO

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of Hamilton Grant, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hamilton Grant, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Hamilton Grant, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Hamilton Grant, LLC's management. Our responsibility is to express an opinion on Hamilton Grant, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hamilton Grant, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

We have served as Hamilton Grant, LLC's auditor since 2016.
Chatsworth, California
March 14, 2019

HAMILTON GRANT, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS		
Cash and cash equivalents	$	719,477
Accounts receivable		11,250
Prepaid assets		114,644
Total Assets	$	845,371
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	59,059
Deferred revenue		130,000
Total Liabilities		189,059
Member's equity		
Common units, 27,000 issued and outstanding		268,575
Retained earnings		387,737
Total Member's Equity		656,312
Total Liabilities and Member's Equity	$	845,371

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Hamilton Grant, LLC (the "Company") was formed in the state of Delaware in 2004. Concept Brokerage Holding Corporation (the "Parent") is the sole member of the Company. The Company is a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed to engage in the private placement of securities, participate in underwriting activities on a best efforts basis and provide corporate finance and merger and acquisition advisory services.

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Software

Software is stated at cost less accumulated amortization. The Company amortizes software costs over an estimated useful life of three years on a straight line basis. Betterments are capitalized. Repairs and maintenance costs are charged to expense as incurred.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets, such as Software, may be impaired, an evaluation of recoverability is performed. As of December 31, 2018, management has determined that the Company's assets are not impaired.

Income Taxes

The Company is a disregarded entity for income tax purposes and as such the Company is not subject to income taxes in any jurisdiction. The earnings and losses of the Company are included in the tax return of the Parent. Each member of the Parent is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. Management has concluded that there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. For the year ended December 31, 2018, the Company paid $680 in interest and penalties.

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns (as part of the Parent's returns) for three years from the date of filing. These returns remain subject to examinations from 2015 through the current year.

1. Nature of operations and summary of significant accounting policies (continued)

Revenue Recognition

The Company adopted the Financial Accounting Standards Board ("FASB") new revenue recognition standard on January 1, 2018. Revenue recognition policies under the new standard are applied prospectively in our financial statements from January 1, 2018 forward. Reported financial information for the historical comparable periods was not revised and continues to be reported under the accounting standards in effect during the historical periods. Merger and acquisition fees are separately stated. There were no material changes in other revenue recognition policies as a result of the new standard. For further information on adoption of the new revenue standard, see Note 6.

Fees from Merger and acquisition engagements are recognized when a transaction has been successfully completed. Fees are generally collected simultaneous with the closing of the transaction.

Up-front retainer fees are generally non-refundable, and often applied against the transaction fee due. Up-front retainer fees are treated as deferred revenue and recognized at the earlier of the completion of a transaction or when the contract is terminated. Up-front retainer fees paid to representatives are recorded as prepaid expenses and recognized under the same terms as the revenue.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

2. Concentrations

From time to time, the Company will maintain cash balances in a financial institution that may exceed the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000. The Company has not experienced any losses in such accounts.

During the year ending December 31, 2018, the Company had three brokers that accounted for 67%, 17% and 16% of revenues across seven clients. Due to the nature of investment banking transactions, the Company is not anticipating reoccurring revenue from the same clients year after year.

3. Software

During 2014, the Company capitalized costs associated with the development of a website. This asset was placed into service during 2015. Software consists of the following as of December 31, 2018:

Software	$38,896
Less accumulated amortization	(38,896)
Software, net	$0

The amortization recorded during the year was $1,327.

4. Related party transactions

During the year the Company made payments to affiliates totaling $10,087 related to sponsorship of a conference and printing reimbursements. As of December 31, 2018, there were no payables or receivables with affiliates.

5. Net capital requirements and customer protection requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, the Company is required to maintain net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2018, the Company's net capital was $516,028 which was $511,028 in excess of its minimum requirement of $5,000.

The Company is subject to Securities and Exchange Commission (SEC) regulations which restrict the Company's ability to enter into transactions that result in a significant reduction in regulatory net capital without prior notification to or approval from the SEC.

6. Subsequent events

The Company evaluated all subsequent event activity through the date the financial statements were issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosures in the notes to financial statements.

7. Accounting developments – Adopted accounting standards

Revenue Recognition. The Company adopted the new revenue standard as of January 1, 2018 and recognized a decrease of $12,000 to beginning retained earnings as the cumulative effect of adoption of accounting standards. The decrease primarily relates to the recognition of $120,000 of revenue and $108,000 in expenses previously recorded from contracts entered into in 2017. The impact of adoption primarily related to Merger and acquisition fees and expenses that were recognized as of December 31, 2017 under the previously existing accounting guidance. The Company elected to adopt the new guidance using a modified retrospective approach applied to contracts that were not completed as of January 1, 2018. Accordingly, the new revenue standard is applied prospectively in our financial statements from January 1, 2018. Beginning Retained Earnings was reduced by $12,000.

7. Accounting developments – Adopted accounting standards (continued)

The table below presents the impact of applying the new revenue recognition standard to the Statement of Operations for the year ended December 31, 2018 as a result of the change in presentation of Merger and acquisition fees and expenses.

	12 months ended December 31, 2018		
	As Reported	Impact of Adoption of Revenue Recognition Stanard	Financial Results Prior to Adoption of Revenue Recognition Standard
Revenues			
Merger and acquisition fees	$ 6,172,500	$ (120,000)	$ 6,052,500
Interest	6,017	-	6,017
	6,178,517	(120,000)	6,058,517
Expenses			
Licensing	34,130	-	34,130
Amortization	1,327	-	1,327
Commissions	5,741,750	(108,000)	5,633,750
Communications and data processing	15,537	-	15,537
Other	102,076	-	102,076
	5,894,820	(108,000)	5,786,820
Net income	$ 283,697	$ (12,000)	$ 271,697